Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2017

Summary

The 2017 first quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the "Group") was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1

1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the 2017 first quarterly report of the Company.

1.3	The responsible person of the Company, Mr. Wang Chang Shun (Chairman), the responsible person of the Company and the finance work of the Company, Mr. Tan Wan Geng (Vice Chairman and President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The 2017 first quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

Unit: Million      Currency: RMB

		31 December 2016
	31 March 2017	After Adjustment	Before Adjustment	Increase/ (decrease) (%)
Total assets	202,131	200,461	200,461	0.83
Net assets attributable to the shareholders of the Listed Company	44,745	43,181	43,181	3.62

		Three months ended 31 March 2016
	Three months ended 31 March 2017	After Adjustment	Before Adjustment	Increase/ (decrease) (%)
Net cash flows from operating activities	2,857	4,876	4,865	(41.41)

		Three months ended 31 March 2016
	Three months ended 31 March 2017	After Adjustment	Before Adjustment	Increase/ (decrease) (%)
Operating revenue	30,969	28,006	27,993	10.58
Net profit attributable to the shareholders of the Listed Company	1,550	2,693	2,683	(42.44)
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	1,411	2,514	2,514	(43.87)
Weighted average return on net assets (%)	3.53	6.65	6.66	Decreased by 3.12 percentage points
Basic earnings per share (RMB/share)	0.16	0.27	0.27	(40.74)
Diluted earnings per share (RMB /share)	0.16	0.27	0.27	(40.74)

2

Non-recurring gains and losses

☒ Applicable  ☐ Not applicable

Unit: Million      Currency: RMB

Items	Amount for the reporting period	Notes
Gains and losses on disposal of non-current assets	182	/
Other non-operating income and expenses besides items above	99	/
Effect on non-controlling interests after taxation	(72)	/
Effect of income tax	(70)	/
Total	139	/

3

2.2	Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders (shareholders)	280,152

Particulars of the top ten shareholders

				Pledged or frozen shares
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Shareholding (%)	Number of shares subject to trading restrictions	Status	Number of shares	Capacity
China Southern Air Holding Company (“CSAHC”)	4,039,228,665	41.14	0	No	0	State-owned legal entity
HKSCC Nominees Limited	1,749,168,988	17.82	0	Not known	Not known	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,033,650,000	10.53	0	No	0	State-owned legal entity
China Securities Finance Corporation Limited	239,296,520	2.44	0	Not known	Not known	State-owned legal entity
Zhong Hang Xin Gang Guarantee Co., Ltd.	64,630,000	0.66	0	Not known	Not known	State-owned legal entity
Central Huijin Investment Ltd.	64,510,900	0.66	0	Not known	Not known	State-owned legal entity
China National Aviation Corporation (Group)Limited	49,253,400	0.50	0	Not known	Not known	State-owned legal entity
National Security Fund 118	41,245,900	0.42	0	Not known	Not known	Domestic Non-state-owned legal entity
China Merchants Securities Co., Ltd.	25,570,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
Bosera Fund – Agricultural Bank of China –Bosera CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
E Fund – Agricultural Bank of China – E Fund CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
Da Cheng Fund – Agricultural Bank of China – Da Cheng CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
Harvest Fund – Agricultural Bank of China –Harvest CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
GF Fund –Agricultural Bank of China – GF CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
Lombarda China Fund – Agricultural Bank of China – Lombarda China CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
China Asset Management – Agricultural Bank of China – China Asset Management CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
Yinhua Fund – Agricultural Bank of China– Yinhua CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
CSAM – Agricultural Bank of China –CSAMCSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity
ICBC Credit Suisse Fund – Agricultural Bank of China – ICBC Credit Suisse CSI Financial Assets Management Scheme	25,425,500	0.26	0	Not known	Not known	Domestic Non-state-owned legal entity

4

Particulars of the top ten shareholders holding

the Company’s tradable shares not subject to trading restrictions

	Number of tradable	Type and number of shares
Name of the shareholder (in full)	shares not subject to selling restrictions	Type of shares	Number of shares
China Southern Air Holding Company	4,039,228,665	RMB-denominated Ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,749,168,988	Overseas listed foreign shares	1,749,168,988
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
China Securities Finance Corporation Limited	239,296,520	RMB-denominated Ordinary shares	239,296,520
Zhong Hang Xin Gang Guarantee Co., Ltd.	64,630,000	RMB-denominated Ordinary shares	64,630,000
Central Huijin Investment Ltd.	64,510,900	RMB-denominated Ordinary shares	64,510,900
China National Aviation Corporation (Group) Limited	49,253,400	RMB-denominated Ordinary shares	49,253,400
National Security Fund 118	41,245,900	RMB-denominated Ordinary shares	41,245,900
China Merchants Securities Co., Ltd.	25,570,500	RMB-denominated Ordinary shares	25,570,500
Yinhua Fund – Agricultural Bank of China– Yinhua CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
ICBC Credit Suisse Fund –Agricultural Bank of China – ICBC Credit Suisse CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
Da Cheng Fund – Agricultural Bank of China – Da Cheng CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
Harvest Fund – Agricultural Bank of China –Harvest CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
Bosera Fund – Agricultural Bank of China –Bosera CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
Lombarda China Fund – Agricultural Bank of China – Lombarda China CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
China Asset Management – Agricultural Bank of China – China Asset Management CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
E Fund – Agricultural Bank of China – E Fund CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
GF Fund – Agricultural Bank of China – GF CSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500
CSAM – Agricultural Bank of China –CSAMCSI Financial Assets Management Scheme	25,425,500	RMB-denominated Ordinary shares	25,425,500

Explanation of the connected relationship or acting in concert relationship of the above shareholders

Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.

Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable.

5

2.3	Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐ Applicable     ☒ Not applicable

3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☒ Applicable     ☐ Not applicable

3.1.1	Significant changes in major items in consolidated balance sheet:

Unit: million      Currency: RMB

Items	31 March 2017	31 December 2016	Increase/ (decrease) (%)	Main reason(s) for the change
Short-term loans	11,984	4,195	185.67	Mainly due to the borrowings from short-term loans in the reporting period
Sales in advance of carriage	5,817	8,420	(30.91)	Mainly due to more tickets were sold before 31 December 2016 for the spring festival
Employee benefits payable	1,881	2,858	(34.18)	Mainly due to the payment of performance salary for the year ended 31 December 2016 in the reporting period
Taxes payable	1,250	899	39.04	Mainly due to the increase in the accrual of enterprise income tax which has not yet paid

3.1.2	Significant changes in major items in consolidated income statement:

Unit: million      Currency: RMB

Items	Three months ended 31 March 2017	Three months ended 31 March 2016 (After adjustment)	Increase/ (decrease) (%)	Main reason(s) for the change
Operating profit	1,843	3,546	(48.03)	Mainly due to the increase in jet fuel price during the reporting period
Gains on disposal of non-current assets	183	116	57.76	Mainly due to the Company's gains on disposal of aircraft and Xiamen Airlines’ gains on transfer of aircraft purchase quota in the reporting period
Income tax expense	518	924	(43.94)	Mainly due to the decrease in total profits for the reporting period

6

3.1.3	Significant changes in major items in consolidated cash flow statement:

Unit: million      Currency: RMB

Items	Three months ended 31 March 2017	Three months ended 31 March 2016 (After adjustment)	Increase/ (decrease) (%)	Main reason(s) for the change
Proceeds from other operating activities	412	293	40.61	Mainly due to the increase in VAT rebates received on exports during the reporting period
Payment for other operating activities	222	547	(59.41)	Mainly due to Hebei Airlines’ repayment of amounts due to its original shareholder in the same period of last year
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	1,237	738	67.62	Mainly due to the disposal of aircraft and Xiamen Airlines’ receipt of advance payment for aircraft on transfer of purchase quota in the reporting period
Payment for acquisition of fixed assets, intangible assets and other long-term assets	1,757	3,301	(46.77)	Mainly due to the decrease in advance payment for aircraft in the reporting period
Proceeds from issuance of bonds	1,002	9,000	(88.87)	Mainly due to the decrease in issuance of corporate bonds and short-term financing bills during the reporting period
Repayments of borrowings	13,102	22,207	(41.00)	Mainly due to the decrease in the repayment of borrowings during the reporting period
Payment for dividends, profit distributions or interest	818	600	36.33	Mainly due to the increase in interest paid during the reporting period

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☐ Applicable     ☒ Not applicable

3.3	Undertakings of overdue performance during the reporting period

☐ Applicable     ☒ Not applicable

3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐ Applicable     ☒ Not applicable

7

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

28 April 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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4.	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 31 March 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million      Currency: RMB Unaudited

Items	31 March 2017	31 December 2016
Current assets:
Cash at bank and on hand	5,201	4,855
Settlement reserves fund
Deposits with banks and other financial institutions
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivable	2,965	3,009
Prepayments	1,660	1,479
Premiums receivable
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable
Other receivables	1,287	1,418
Purchase of financial assets resold
Inventories	1,721	1,588
Assets classified as held for sale
Non-current assets due within one year
Other current assets	1,661	1,415
Total current assets	14,495	13,764
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets	606	602
Held-to-maturity investments
Long-term receivables
Long-term equity investments	4,353	4,132
Investment properties	437	440
Fixed assets	146,477	146,388
Construction in progress	29,603	28,948
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	3,120	3,152
Development costs
Goodwill
Long-term deferred expenses	541	568
Deferred tax assets	1,765	1,721
Other non-current assets	734	746
Total non-current assets	187,636	186,697
Total assets	202,131	200,461
Current liabilities:
Short-term loans	11,984	4,195
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities
Bills payable	100	400
Accounts payable	14,051	13,021
Sales in advance of carriage	5,817	8,420
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	1,881	2,858
Taxes payable	1,250	899
Interest payable	811	844
Dividends payable		1
Other payables	4,759	4,749
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Liabilities classified as held for sale
Non-current liabilities due within one year	10,094	10,559
Other current liabilities	15,800	21,986
Total current liabilities	66,547	67,932
Non-current liabilities:
Long-term loans	1,106	1,069
Bonds payable	17,691	17,689
Including: Preference shares
Perpetual bonds
Long-term payables	54,033	53,527
Long-term employee benefits payable	4	6
Special payables
Provisions
Deferred income	2,816	2,600
Deferred tax liabilities	745	841
Other non-current liabilities	2,522	2,089
Total non-current liabilities	78,917	77,821
Total liabilities	145,464	145,753
Owners' equity
Share capital	9,818	9,818
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	13,951	13,951
Less: Treasury shares
Other comprehensive income	225	211
Specific reserve
Surplus reserve	1,957	1,957
Provision for ordinary risks
Retained earnings	18,794	17,244
Total equity attributable to shareholders of the Company	44,745	43,181
Non-controlling interests	11,922	11,527
Total owners' equity	56,667	54,708
Total liabilities and owners' equity	202,131	200,461

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

9

Balance Sheet of the Company

As at 31 March 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million      Currency: RMB Unaudited

Items	31 March 2017	31 December 2016
Current assets:
Cash at bank and on hand	3,167	3,202
Financial assets at fair value through profit or loss
Derivative financial assets
Bills receivable
Accounts receivable	2,314	2,216
Prepayments	943	938
Interest receivable
Dividends receivable
Other receivables	845	781
Inventories	1,156	1,036
Assets classified as held for sale
Non-current assets due within one year
Other current assets	1,538	1,212
Total current assets	9,963	9,385
Non-current assets:
Available-for-sale financial assets	135	134
Held-to-maturity investments
Long-term receivables
Long-term equity investments	10,803	10,431
Investment properties	323	326
Fixed assets	114,586	114,572
Construction in progress	16,887	15,316
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	1,652	1,677
Development costs
Goodwill
Long-term deferred expenses	276	285
Deferred tax assets	1,708	1,663
Other non-current assets	614	631
Total non-current assets	146,984	145,035
Total assets	156,947	154,420
Current liabilities:
Short-term loans	9,405	3,605
Financial liabilities at fair value through profit or loss
Derivative financial liabilities
Bills payable
Accounts payable	10,473	10,030
Sales in advance of carriage	5,028	7,167
Employee benefits payable	1,235	2,194
Taxes payable	944	687
Interest payable	652	672
Dividends payable
Other payables	9,407	8,801
Liabilities classified as held for sale
Non-current liabilities due within one year	8,002	8,560
Other current liabilities	13,000	15,988
Total current liabilities	58,146	57,704
Non-current liabilities:
Long-term loans
Bonds payable	13,000	13,000
Including: Preference shares
Perpetual bonds
Long-term payables	46,652	46,300
Long-term employee benefits payable	2	5
Special payables
Provisions
Deferred income	2,177	1,995
Deferred tax liabilities
Other non-current liabilities	1,947	1,527
Total non-current liabilities	63,778	62,827
Total liabilities	121,924	120,531
Owners' equity
Share capital	9,818	9,818
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	13,918	13,918
Less: Treasury shares
Other comprehensive income	48	36
Specific reserve
Surplus reserve	1,957	1,957
Retained earnings	9,282	8,160
Total owners' equity	35,023	33,889
Total liabilities and owners' equity	156,947	154,420

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

10

Consolidated Income Statement

For the three months ended 31 March 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million      Currency: RMB Unaudited

Items	Three months ended 31 March 2017	Three months ended 31 March 2016 (After adjustments)	Three months ended 31 March 2016 (Before adjustments)
1. Total revenue	30,969	28,006	27,993
Including: Operating income	30,969	28,006	27,993
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	29,352	24,738	24,738
Including: Cost of sales	26,402	21,826	21,826
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Taxes and surcharges	40	62	62
Selling and distribution expenses	1,592	1,401	1,401
General and administrative expenses	741	688	688
Financial expenses	577	759	759
Assets impairment losses		2	2
Add: Gains/(losses) arising from changes in fair value (“-” for losses)
Investment income (“-” for losses)	226	278	278
Including: Share of profit of associates and joint ventures	226	277	277
Exchange gains (“-” for losses)
3. Operating profit (“-” for losses)	1,843	3,546	3,533
Add: Non-operating income	526	419	419
Including: Gains on disposal of non-current assets	183	116	116
Less: Non-operating expenses	11	6	6
Including: Losses on disposal of non-current assets	1	1	1
4. Total profits (“-” for losses)	2,358	3,959	3,946
Less: Income tax expenses	518	924	921
5. Net profit (“-” for net losses)	1,840	3,035	3,025
Net profit attributable to shareholders of the Company	1,550	2,693	2,683
Non-controlling interests	290	342	342
6. Other comprehensive income, net of tax	16	(70)	(70)
Other comprehensive income (net of tax) attributable to shareholders of the Company	14	(66)	(66)
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	14	(66)	(66)
1. Share of other comprehensive income of the equity-accounted investee		1	1
2. Gains or losses arising from changes in fair value of available-for-sale financial assets	2	(5)	(5)
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	12	(62)	(62)
5. Translation differences arising on translation of foreign currency financial statements
6. Others
Other comprehensive income (net of tax) attributable to non-controlling interests	2	(4)	(4)
7. Total comprehensive income	1,856	2,965	2,955
Attributable to shareholders of the Company	1,564	2,627	2,617
Attributable to non-controlling interests	292	338	338
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.16	0.27	0.27
(2) Diluted earnings per share (RMB/share)	0.16	0.27	0.27

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

11

Income Statement of the Company

For the three months ended 31 March 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million       Currency: RMB Unaudited

Items	Three months ended 31 March 2017	Three months ended 31 March 2016
1. Total revenue	21,527	19,803
Less: Cost of sales	18,543	15,392
Taxes and surcharges	17	34
Selling and distribution expenses	1,078	971
General and administrative expenses	458	427
Financial expenses	493	644
Assets impairment losses
Add: Gains/(losses) arising from changes in fair value (“-” for losses)
Investment income (“-” for losses)	220	268
Including: Share of profit of associates and joint ventures	220	268
2. Operating profit (“-” for losses)	1,158	2,603
Add: Non-operating income	275	228
Including: Gains on disposal of non-current assets	22	5
Less: Non-operating expenses	9	5
Including: Losses on disposal of non-current assets	1	1
3. Total profits (“-” for losses)	1,424	2,826
Less: Income tax expenses	302	640
4. Net profit (“-” for net losses)	1,122	2,186
5. Other comprehensive income, net of tax	12	(63)
Other comprehensive income (net of tax) attributable to shareholders of the Company
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan liability
2. Share of other comprehensive income of the equity-accounted investee
(2) Items that may be reclassified to profit or loss:	12	(63)
1. Share of other comprehensive income of the equity-accounted investee		1
2. Gains or losses arising from changes in fair value of available-for- sale financial assets		(2)
3. Gains or losses arising from reclassification of held-to-maturity investments to available-for-sale financial assets
4. Effective hedging portion of gains or losses arising from cash flow hedging instruments	12	(62)
5. Translation differences arising on translation of foreign currency financial statements
6. Others
6. Total comprehensive income	1,134	2,123
7. Earnings per share:
(1) Basic earnings per share (RMB/share)
(2) Diluted earnings per share (RMB/share)

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

12

Consolidated Cash Flow Statement

For the three months ended 31 March 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million       Currency: RMB Unaudited

Items	Three months ended 31 March 2017	Three months ended 31 March 2016 (After adjustments)	Three months ended 31 March 2016 (Before adjustments)
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	31,303	28,052	28,052
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	40
Proceeds from other operating activities	412	293	293
Sub-total of operating cash inflows from operating activities	31,755	28,345	28,345
Payment for goods and services	21,082	16,588	16,588
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Payment to and for employees	6,836	5,625	5,609
Payment of taxes and surcharges	758	709	706
Payment for other operating activities	222	547	577
Sub-total of cash outflows from operating activities	28,898	23,469	23,480
Net cash flows from operating activities	2,857	4,876	4,865
2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	4	9	9
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	1,237	738	738
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	19	50	47
Sub-total of cash inflows from investing activities	1,260	797	794
Payment for acquisition of fixed assets, intangible assets and other long-term assets	1,757	3,301	3,301
Payment for acquisition of investments		359	359
Net increase in pledged loans
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities
Sub-total of cash outflows from investment activities	1,757	3,660	3,660
Net cash flows from investing activities	(497)	(2,863)	(2,866)
3. Cash flows from financing activities:
Proceeds from investors	104	100	100
Including: Proceeds from non-controlling shareholders of subsidiaries	104	100	100
Proceeds from borrowings	10,830	9,971	9,971
Proceeds from issuance of bonds	1,002	9,000	9,000
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	11,936	19,071	19,071
Repayments of borrowings	13,102	22,207	22,207
Payment for dividends, profit distributions or interest	818	600	600
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	1	8	8
Payment for acquisition of non-controlling interest of subsidiaries
Payment for other financing activities
Sub-total of cash outflows from financing activities	13,920	22,807	22,807
Net cash flows from financing activities	(1,984)	(3,736)	(3,736)
4. Effect of changes in exchange rate on cash and cash equivalents	(2)	(3)	(3)
5. Net increase in cash and cash equivalents	374	(1,726)	(1,740)
Add: Cash and cash equivalents at the beginning of the period	4,720	5,484	5,321
6. Cash and cash equivalents at the end of the period	5,094	3,758	3,581

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

13

Cash Flow Statement of the Company

For the three months ended 31 March 2017

Prepared by: China Southern Airlines Company Limited

Unit: Million       Currency: RMB Unaudited

Items	Three months ended 31 March 2017	Three months ended 31 March 2016
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	22,258	20,069
Refund of taxes and surcharges
Proceeds from other operating activities	333	282
Sub-total of operating cash inflows from operating activities	22,591	20,351
Payment for goods and services	14,560	11,200
Payment to and for employees	5,365	4,286
Payment of taxes and surcharges	451	483
Payment for other operating activities	183	200
Sub-total of cash outflows from operating activities	20,559	16,169
Net cash flows from operating activities	2,032	4,182
2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	4	9
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	231	21
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	14	5
Sub-total of cash inflows from investing activities	249	35
Payment for acquisition of fixed assets, intangible assets and other long-term assets	2,008	2,197
Payment for acquisition of investments
Net payment for acquisition of subsidiaries and other business units
Payment for other investing activities	156	359
Sub-total of cash outflows from investment activities	2,164	2,556
Net cash flows from investing activities	(1,915)	(2,521)
3. Cash flows from financing activities:
Proceeds from investors
Including: Proceeds from non-controlling shareholders of subsidiaries
Proceeds from borrowings	8,800	7,640
Proceeds from other financing activities	1,000	9,000
Sub-total of cash inflows from financing activities	9,800	16,640
Repayments of borrowings	9,253	19,120
Payment for dividends, profit distributions or interest	698	491
Payment for other financing activities
Sub-total of cash outflows from financing activities	9,951	19,611
Net cash flows from financing activities	(151)	(2,971)
4. Effect of changes in exchange rate on cash and cash equivalents	(2)	(3)
5. Net increase in cash and cash equivalents	(36)	(1,313)
Add: Cash and cash equivalents at the beginning of the period	3,120	3,080
6. Cash and cash equivalents at the end of the period	3,084	1,767

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2	Audited Report

☐ Applicable      ☒ Not applicable

14